UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Synthetic voting map received by the Bookkeeper

In compliance with CVM Instruction No. 481/09, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Ordinay General Meeting to be held on April 30, 2021, at 3:00 p.m.

Bookkeeper: Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Block D – Santo Amaro – São Paulo/SP, Brazil – 04752-005.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2020, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	Approve	47,082,650	0
		Reject	139,202	0
		Abstain	23,667,108	0
2	To DECIDE on the allocation of net income for the year 2020 and the distribution of dividends.	Approve	70,888,960	0
		Reject	0	0
		Abstain	0	0
3	To FIX the number of members that will compose the Board of Directors in the mandate from 2021 to 2023.	Approve	70,871,360	0
		Reject	17,600	0
		Abstain	0	0
4	Do you wish to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to art. 141 of Law 6404/76?	Approve	675,440	0
		Reject	12,250,646	0
		Abstain	57,962,874	0
5	Indication of all members that compose the global proposal - Chapa única.	Approve	70,012,205	0
		Reject	164,955	0
		Abstain	711,800	0
6	In case one of the candidates that compose the proposal fails to integrate it, can the votes corresponding to their shares continue to be awarded to the chosen proposal?	Approve	19,000	0
		Reject	68,748,960	0
		Abstain	2,121,000	0
	In case of adoption of the multiple vote process, do you wish to distribute the vote in percentages to the candidates that compose the proposal?	Approve	7,891,765	0
7		Reject	0	0
		Abstain	62,997,195	0

[Free English Translation]

8	View of all the candidates that compose the proposal to indicate the percentage of the votes to be assigned
	Álvaro Antonio Cardoso de Souza		11.11% (876,775)	0
	Sergio Agapito Lires Rial		11.11% (876,775)	0
	Deborah Patricia Wright		11.11% (876,775)	0
	Deborah Stern Vieitas		11.11% (876,775)	0
	José Antonio Álvarez Álvarez		11.11% (876,775)	0
	José de Paiva Ferreira		11.11% (876,775)	0
	Marília Artimonte Rocca		11.11% (876,775)	0
	Pedro Augusto de Melo		11.11% (876,775)	0
	José García Cantera		11.11% (876,775)	0
	Indication of candidates for the board of directors by minority shareholders holding shares with voting rights	Approve	57,476,136	57,813,636
9		Reject	6,644,622	6,644,622
		Abstain	525,900	525,900
	To fix the annual global compensation of the Company´s management and members of Audit Committee.	Approve	41,964,847	0
10		Reject	28,865,013	0
		Abstain	59,100	0
	You wish to request the installation of the Fiscal Council, pursuant to art. 161 of Law 6404/76?	Approve	65,625,497	65,962,997
11		Reject	501,561	501,561
		Abstain	4,761,902	4,761,902

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer